Delisting Determination, The Nasdaq Stock Market, LLC, June 28, 2024, AIB Acquisition Corporation.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the securities of AIB Acquisition Corporation, effective at the opening of the trading session on July 8, 2024.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5450(a)(2), 5450(b)(2&3)(C), and 5450(b)(2)(A).
The Company was notified of the Staff determination on November 22, 2023. On November 28, 2023, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings Panel (Panel) pursuant to Listing Rule 5815.
On March 14, 2024, upon review of the information provided by the Company, the Panel determined to grant the Company request to remain listed in the Exchange subject to a series of milestones (the Decision). On May 7, 2024, based on the Company failure to meet the terms of the amended Decision, the Panel determined to delist the Company.
The Company securities were suspended on May 9, 2024.
The Company did not appeal the delist decision to the Nasdaq Listing and Hearing Review Council (Council) and the Council did not call the matter for review. The Staff determination to delist the Company became final on June 21, 2024.